Exhibit 11.1

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2002	2001	2002	2001

	(in thousands, except for per share data)
Basic:
Net income applicable to common stock	$19,346	$10,319	$49,789	$20,280

Weighted average number of common shares outstanding	25,677	23,985	25,760	19,967

Basic net income per share	$.75	$.43	$1.93	$1.02

Diluted:
Net income	$19,346	$10,319	$49,789	$20,280
Interest expense on convertible subordinated debt, net of tax	7	53	23	107

Net income applicable to common
stock	$19,353	$10,372	$49,812	$20,387

Weighted average number of common shares outstanding	25,677	23,985	25,760	19,967
Weighted average number of dilutive common stock equivalents	655	1,478	1,002	1,107
Dilutive effect of convertible subordinated debt	31	282	32	194

Weighted average number of common and common equivalent shares outstanding	26,363	25,745	26,794	21,268

Diluted net income per share	$.73	$.40	$1.86	$.96